Exhibit 99.1
ENVOY CAPITAL GROUP INC.
ANNOUNCES SECOND QUARTER RESULTS FOR FISCAL
2009
TORONTO, ON — May 14, 2009 — Envoy Capital Group Inc. (NASDAQ: ECGI/ TSX: ECG) today announced its financial results for its second quarter of fiscal 2009.
For the quarter ended March 31, 2009, Envoy incurred a net loss of ($1.2) million or ($0.15) per fully diluted share compared with a net loss of ($1.0) million or ($0.10) per fully diluted share for the same quarter last year. The per share calculations are based on fully diluted weighted average shares outstanding of approximately 8.6 million for the current quarter and 9.4 million for last year.
The Consumer and Retail Branding Division, Watt International Inc., incurred a loss of ($465,000) in the second quarter compared with profit of $495,000 last year. The current period loss includes approximately $180,000 in non-recurring expenses.
The Merchant Banking Division incurred a loss of ($397,000) during the second quarter this year compared with a loss of ($904,000) last year.
For the three month period ending March 31, 2009, the Merchant Banking Division experienced a negative return on its invested assets of only 0.2% compared to a negative return of 13.3% on the DJIA, negative 11.6% on the S&P 500 and negative 3% on the TSX.
“Our conservative approach to investing during this difficult recessionary economy and turbulent stock market has protected our assets at a time when others have experienced unprecedented losses” said Joe Leeder, President of Envoy Capital Group. “Markets have improved recently and there are signs that economic recovery may be nearing. However, we continue to adopt a conservative approach”.
Management’s discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).

About Envoy Capital Group Inc.
Envoy Capital Group Inc. (NASDAQ:ECGI / TSX:ECG) is a merchant banking organization that focuses on providing financial services as well as equity and debt capital, to small and mid-cap companies. For more information on Envoy Capital Group Inc., visit our website at www.envoy.to
###
Cautionary Statement
Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy Capital Group’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy Capital Group’s services, changes in competition, the ability of Envoy Capital Group to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy Capital Group that Envoy Capital Group’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.
For further information, please call:
Envoy Capital Group Inc.
Contact: Joseph Leeder
Tel: (416) 593-1212
Or contact our investor relations department at: info@envoy.

Envoy Capital Group Inc.
Consolidated Balance Sheet Highlights
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

	March 31	September 30
As at:	2009	2008

Current assets	$28,196,632	$28,822,868
Long-term assets	7,343,634	7,659,176

	35,540,266	36,482,044

Current liabilities	5,707,250	4,322,723
Long-term liabilities	—	—
	5,707,250	4,322,723

Minority interest	14,016	—

Shareholders’ equity	29,819,000	32,159,321

	$35,540,266	$36,482,044

Financial Highlights
Envoy Capital Group Inc.
Consolidated Statements of Operations
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

	March 31	March 31
For the six months ended:	2009	2008

Net revenue from consumer branding business	$6,996,499	$7,533,159
Net investment (losses) gains	(476,542)	69,268
Interest and dividend income	208,155	437,057

	6,728,112	8,039,484

Operating expenses:
Salaries and benefits	6,838,372	6,407,487
General and administrative	1,414,888	1,559,790
Occupancy costs	390,235	320,431

	8,643,495	8,287,708

Depreciation	351,232	368,446

Interest expense and financing costs	17,259	30,041

	9,011,986	8,686,195

Loss before income taxes and minority interest	(2,283,874)	(646,711)

Income tax recovery	—	(25,780)

Loss before minority interest	(2,283,874)	(620,931)

Minority interest	(3,030)	—

Net loss	(2,280,844)	(620,931)

Loss per share
Basic	$(0.27)	$(0.07)
Diluted	$(0.27)	$(0.07)

Weighted average number of common shares outstanding — basic	8,558,556	9,460,135
Weighted average number of common shares outstanding — fully diluted	8,558,556	9,460,135

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings (Deficit)
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

(Deficit) retained earnings, beginning of period	$(7,064,010)	$3,094,135

Net loss	(2,280,844)	(620,931)

(Deficit) retained earnings, end of period	$(9,344,854)	$2,473,204

Financial Highlights
Envoy Capital Group Inc.
Consolidated Statements of Operations
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

	March 31	March 31
For the three months ended:	2009	2008

Net revenue from consumer branding business	$3,054,725	$3,864,230
Net investment losses	(125,614)	(664,884)
Interest and dividend income	70,435	149,248

	2,999,546	3,348,594

Operating expenses:
Salaries and benefits	3,372,752	3,190,963
General and administrative	524,526	772,470
Occupancy costs	170,302	163,324

	4,067,580	4,126,757

Depreciation	163,757	180,900

Interest expense and financing costs	12,764	20,078

	4,244,101	4,327,735

Loss before income taxes and minority interest	(1,244,555)	(979,141)

Income tax expense	—	—

Loss before minority interest	(1,244,555)	(979,141)

Minority interest	(1,542)	—

Net loss	(1,243,013)	(979,141)

Loss per share
Basic	$(0.15)	$(0.10)
Diluted	$(0.15)	$(0.10)

Weighted average number of common shares outstanding — basic	8,558,377	9,415,316
Weighted average number of common shares outstanding — fully diluted	8,558,377	9,415,316

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings (Deficit)
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

(Deficit) retained earnings, beginning of period	$(8,101,841)	$3,452,345

Net loss	(1,243,013)	(979,141)

(Deficit) retained earnings, end of period	$(9,344,854)	$2,473,204